                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September, 2002

                                  TVX GOLD INC.
                                  -------------
                 (Translation of registrant's name into English)

               Suite 1200, 220 Bay Street Toronto, Ontario M5J 2W4
               ---------------------------------------------------
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F _____         Form 40-F  X
                                                    ---
    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes_____             No  X
                                              ---

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________











Index on Page 2 of 23

                                      INDEX

                     ITEMS FURNISHED UNDER COVER OF FORM 6-K

ITEM                                                              PAGE
----                                                              ----
Form 6-K Cover Sheet                                                1

Index of Items Furnished Under Cover of Form 6-K                    2

2002 Third Quarter Results                                         3-22

Signature Page                                                      23

TVX GOLD INC
    ___________________________________________________           [LOGO]
            THIRD QUARTER REPORT 2002

- IMPROVED THIRD QUARTER NET EARNINGS OF $1.9 MILLION

- TVX - KINROSS - ECHO BAY MERGER PROCEEDING

TVX GOLD INC. ("TVX") IS PLEASED TO REPORT NET THIRD QUARTER EARNINGS OF $1.9 MILLION ($0.04 PER SHARE) COMPARED TO A LOSS OF $1.1 MILLION DURING THE
THIRD QUARTER 2001 AND EARNINGS OF $0.8 MILLION ACHIEVED DURING THE PREVIOUS QUARTER. YEAR-TO-DATE NET EARNINGS INCREASED TO $4.2 MILLION ($0.11 PER SHARE) FROM $0.1 MILLION ($2.13 PER SHARE AFTER GOLD LINKED NOTE ADJUSTMENTS) DURING THE FIRST NINE MONTHS OF 2001.
      The Company has restated its loss per share for the nine-month period ended September 30, 2001 from $0.50 to earnings per share of $2.13 and will restate its loss per share for the year ended December 31, 2001 from $12.41 per share to $10.58 per share. See Restatement and Reclassifications.
      Net earnings year-to-date benefited from a higher realized gold price, $331 per ounce year-to-date compared to $294 per ounce realized in the same period last year, combined with lower administration costs, down 31%, and a $1.7 million gain on the sale of the residual interest in the Casa Berardi mine. Net earnings are after a charge of $2.5 million for transaction costs related to the previously announced combination of TVX, Kinross Gold Corporation ("Kinross") and Echo Bay Mines Ltd. ("Echo Bay").
      Year-to-date gold equivalent production of 350,600 ounces (TVX's share - 175,300 ounces) was 1% lower than the first nine months of 2001 largely as a result of significantly lower production at the Musselwhite mine, down 19%, offset by a 24% increase in gold production at the Brasilia mine. Third quarter 2002 gold equivalent production declined to 117,700 ounces (TVX's share - 58,850 ounces), 4% lower than the 123,000 ounces (TVX's share - 61,500 ounces) achieved during the third quarter 2001. Increased third quarter 2002 production at Brasilia, up 29% compared to the same period last year, was offset by continued disappointing Musselwhite results.

THIRD QUARTER HIGHLIGHTS                 (THREE MONTHS ENDED SEPTEMBER 30, 2002)
--------------------------------------------------------------------------------
TVX'S SHARE OF               PRODUCTION                       53,000 OUNCES GOLD
TVX NEWMONT                                                397,400 OUNCES SILVER
AMERICAS                                           58,850 GOLD EQUIVALENT OUNCES
--------------------------------------------------------------------------------
JOINT VENTURE'S              SALES                 60,650 GOLD EQUIVALENT OUNCES
OPERATIONS 1
                             ---------------------------------------------------
                             CASH COSTS 2                    $176 PER OUNCE SOLD
                             ---------------------------------------------------
                             PRODUCTION COSTS 2              $237 PER OUNCE SOLD
--------------------------------------------------------------------------------
TVX HELLAS                   PRODUCTION (PAYABLE)              9,500 TONNES ZINC
OPERATIONS                                                     7,700 TONNES LEAD
                                                           632,500 OUNCES SILVER
--------------------------------------------------------------------------------
FINANCIAL                                       THREE MONTHS ENDED SEPTEMBER 30,
                             (MILLONS US$)                      2002    2001
                                                              --------------
                             REVENUE                          $ 46.5  $ 40.1
                             NET EARNINGS (LOSS)                 1.9    (1.1)
                             OPERATING CASH FLOW                13.2    24.9
                             CAPITAL EXPENDITURES                4.1     7.6
--------------------------------------------------------------------------------

 1 On February 10, 2002, Newmont Mining Corporation acquired Normandy Mining
   Limited and with it Normandy's interests in the TVX Normandy Americas Joint Venture which is now referred to as the TVX Newmont Americas Joint Venture ("TVX Newmont").
 2 See "calculation of cash cost, production cost and realized revenue and reconciliation to the Statement of Operations" on page 8.

TVX NEWMONT AMERICAS PRECIOUS METALS OPERATIONS
SUMMARY OF GOLD EQUIVALENT PRODUCTION

                                                        THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                       -------------------------------------------------------------------------------------------
                                                 100% MINE BASIS              TVX          TVX'S
                                       -------------------------------------- NEWMONT'S    INTEREST   TVX'S       TOTAL TOTAL
                                        TONNES   GOLD              MINE       SHARE OF     IN MINE    SHARE OF    CASH  PRODUCTION
                                        MILLED   GRADE  RECOVERY   PRODUCTION PRODUCTION   PRODUCTION PRODUCTION  COST  COST
MINE                       YEAR         (000S)   g/t    %          OUNCES     OUNCES       %          OUNCES      $/oz  $/oz
----------------------------------------------------------------------------------------------------------------------------------
LA COIPA 1                 2002         1,553    1.9    75.6        71,400     35,700       25.0      17,850      233   317
                           2001         1,671    2.2    70.0        83,200     41,600                 20,800      197   297
----------------------------------------------------------------------------------------------------------------------------------
CRIXAS                     2002           191    8.2    95.5        48,200     24,100       25.0      12,050       92   148
                           2001           185    8.9    95.2        50,400     25,200                 12,600      101   151
----------------------------------------------------------------------------------------------------------------------------------
BRASILIA                   2002         4,406   0.50    82.7        58,900     28,900       24.5      14,450      136   186
                           2001         4,115   0.44    76.3        45,700     22,400                 11,200      195   271
----------------------------------------------------------------------------------------------------------------------------------
NEW BRITANNIA              2002           192    4.8    94.1        27,600     13,800       25.0       6,900      203   281
                           2001           177    5.7    94.0        30,400     15,200                  7,600      178   277
----------------------------------------------------------------------------------------------------------------------------------
MUSSELWHITE                2002           288    5.4    95.2        47,700     15,200       16.0       7,600      247   265
                           2001           324    5.8    96.2        58,200     18,600                  9,300      206   300
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                      2002                                    253,800    117,700                 58,850      176   237
Total                      2001                                    267,900    123,000                 61,500      176   260
----------------------------------------------------------------------------------------------------------------------------------

1 Production and grade includes silver converted to gold equivalent

                                                        NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
                                       -------------------------------------------------------------------------------------------
                                                 100% MINE BASIS              TVX          TVX'S
                                       -------------------------------------- NEWMONT'S    INTEREST   TVX'S
                                       TONNES    GOLD              MINE       SHARE OF     IN MINE    SHARE OF    CASH  PRODUCTION
                                       MILLED    GRADE  RECOVERY   PRODUCTION PRODUCTION   PRODUCTION PRODUCTION  COST  COST
MINE                       YEAR        (000S)    g/t    %          OUNCES     OUNCES       %          OUNCES      $/oz  $/oz
----------------------------------------------------------------------------------------------------------------------------------
LA COIPA 1                 2002        4,692     1.9    74.3       213,000    106,500      25.0       53,250      235   319
                           2001        4,640     2.2    71.5       229,600    114,800                 57,400      204   301
----------------------------------------------------------------------------------------------------------------------------------
CRIXAS                     2002          563     8.3    95.5       142,800    71,400       25.0       35,700      104   157
                           2001          553     8.7    95.4       147,200    73,600                  36,800      107   157
----------------------------------------------------------------------------------------------------------------------------------
BRASILIA                   2002        13,820    0.49   78.8       172,900    84,700       24.5       42,350      162   214
                           2001        11,921    0.48   75.0       140,000    68,600                  34,300      190   261
----------------------------------------------------------------------------------------------------------------------------------
NEW BRITANNIA              2002           571    5.0    94.0       85,600     42,800       25.0       21,400      196   261
                           2001           534    5.3    93.9       84,800     42,400                  21,200      187   288
----------------------------------------------------------------------------------------------------------------------------------
MUSSELWHITE                2002           802    5.8    95.3       141,500    45,200       16.0       22,600      235   290
                           2001           977    5.8    95.1       174,300    55,600                  27,800      192   273
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                      2002                                    755,800    350,600                 175,300     185   249
Total                      2001                                    775,900    355,000                 177,500     177   257
----------------------------------------------------------------------------------------------------------------------------------

1 Production and grade includes silver converted to gold equivalent


2                         TVX GOLD INC.                  A FOUNDATION FOR GROWTH

      Revenues increased $6.4 million to $46.5 million during the third quarter primarily as a result of higher realized gold prices on the sale of 121,300 ounces of gold and gold equivalents. Gold equivalent sales from the Americas contributed $39.6 million with the balance of $6.9 million from base metal sales from the Company's Stratoni operation. Year-to-date precious metals revenues of $113.7 million were $13.1 million, or 13%, higher than in 2001 similarly as a result of the higher realized gold prices achieved during 2002.
      Year-to-date total cash costs increased 5% to $185 per ounce as compared to the first nine months of 2001. Total cash costs were negatively impacted by operational difficulties at Musselwhite and lower production at La Coipa offset by the Brazilian currency devaluation that positively impacted costs at Brasilia and Crixas. Third quarter total cash costs were unchanged at $176 per gold equivalent ounce compared to the same period last year.
      Third quarter cash flow from operations was $13.2 million compared to $24.9 million in 2001. Excluding the $16.8 million realized from the hedge book restructuring during the third quarter of 2001, cash flow from operations increased by $5.1 million in the third quarter 2002 compared to the previous year as a result of higher realized gold prices. On the same basis, the 2002 year-to-date operating cash flow of $31.6 million was $12.4 million higher than last year.

TVX - KINROSS - ECHO BAY BUSINESS COMBINATION
      On June 10, 2002, TVX, Kinross Gold Corporation and Echo Bay Mines Ltd. announced that they had entered into an agreement to combine the three companies to form a major gold producer that will retain the Kinross name. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation the interest in the TVX Newmont Americas joint venture that it does not already own for $180 million. The combination of the companies is conditional upon the completion of this purchase.
      Upon approval of the proposed transaction, TVX shareholders will receive
6.5 shares of the "new" Kinross for every share of TVX owned. If Kinross undertakes a share consolidation prior to the completion of the transaction then the conversion rate of 6.5 "new" Kinross shares for each TVX share would be adjusted accordingly.
      As a result of the United States Securities and Exchange Commission's ongoing review of the Echo Bay preliminary proxy statement filed with the Commission, the companies will not be able to finalize and mail their proxy statements in time for the companies to hold their special meetings for the purpose of considering the combination in advance of November 30, 2002, the termination date specified in the Combination Agreement. The parties are discussing amending the Combination Agreement to extend the termination date, with a view to holding special meetings not later than January 2003.

LA COIPA MINE, Chile - (PLACER DOME, OPERATOR)
      Third quarter La Coipa gold equivalent production declined 14% to 71,400 ounces (TVX's share - 17,850 ounces) compared to the same three-month period last year on 7% lower mill throughput and slightly lower grades offset by increased recoveries. Year-to-date, precious metals production of 213,000 gold equivalent ounces (TVX's share - 53,250 ounces) was essentially as planned, however, compared to the same period last year precious metals production was down 7% largely due to the processing of lower grade stockpiles.
      Total cash costs during the third quarter increased 18% or $36 per gold equivalent ounce compared to the same 2001 period as a result of the lower gold production. Year-to-date total cash costs of $235 per ounce were 1% below plan.
      The mine has initiated various exploration programs on adjacent optioned and mine properties with encouraging preliminary results.

CRIXAS MINE, Brazil - (ANGLOGOLD, OPERATOR)
      The Crixas mine produced 48,200 ounces of gold during the third quarter 2002 (TVX's share - 12,050 ounces), 4% below the same period last year, on lower gold grades slightly offset by higher mill throughput. Third quarter total cash costs of $92 per ounce were 9% better than those achieved during the same period last year as the mine benefited from the devaluation of the Brazilian currency.
      Year-to-date gold production of 142,800 ounces (TVX's share - 35,700 ounces) was 4% higher than plan due to better than planned mill throughput and higher gold grades achieved during the first half of 2002.


                                           2002 THIRD QUARTER REPORT           3

      Exploration diamond drilling was focused on delineating extensions to Mina Nova, infill drilling at Palmeiras and further definition drilling at Mina II and Mina III. Drilling at Mina III extended the known high-grade gold mineralization to the 700-metre level, the deepest intersection achieved to-date.

BRASILIA MINE, Brazil - (RTZ, OPERATOR)
      Brasilia continued to enjoy improved results with third quarter gold production increasing 29% to 58,900 ounces (TVX's share - 14,450 ounces) as the result of higher mill throughput and higher milled gold grades in comparison to the same period last year. The increased production levels combined with the continued devaluation of the Brazilian currency positively impacted total cash costs improving $59 or 30% to $136 per ounce during the quarter.
      On a nine-month basis, production increased 24% to 172,900 ounces (TVX's share - 42,350 ounces) over the same period last year as cash costs improved to $162 per ounce. Year-to-date production was slightly better than plan with higher ore grades being offset by lower than plan mill throughput.
      Continued pilot plant SAG mill tests were completed during the quarter. Results from gravity concentration tests indicated the potential for increased gold recoveries. It is anticipated that a decision to expand mill capacity will be taken during the second half of 2003.

NEW BRITANNIA MINE, Canada - (TVX NEWMONT, OPERATOR)
      Lower gold grades, offset by higher mill throughput, resulted in third quarter 2002 gold production of 27,600 ounces (TVX's share - 6,900 ounces), a decline of 9% over the results achieved during the same 2001 period. Lower gold production resulted in a 14% increase in third quarter cash costs to $203 per ounce. Year-to-date production, essentially as planned, was 85,600 ounces or 800 ounces higher than that achieved during the first nine months of 2001.
      After nine months of testing, Alimak raise mining has been successfully incorporated into the New Britannia mine plan allowing for the extraction of narrow mineralization that had been previously excluded from the mine plan.

MUSSELWHITE MINE, Canada - (PLACER DOME, OPERATOR)
       As in the previous quarter, production difficulties continued to negatively impact Musselwhite results. Lower plant throughput, attributed to several factors including continued delays in the underground conveyor project, unplanned repairs to the cone crusher and power interruptions due to severe electrical storm activity, contributed to a 18% decline in third quarter gold production to 47,700 ounces (TVX's share - 7,600 ounces) compared to the same 2001 three month period. Cash costs were similarly negatively impacted, rising 20% to $247 per ounce.
      Year-to-date, production has fallen 19% to 141,500 ounces (TVX's share - 22,600 ounces) in comparison to the first nine months of 2001. As compared to plan, year-to-date production was, similarly, 19% lower.
      Exploration activities continue successfully at Musselwhite. A total of 12,400 metres of diamond drilling were completed during the quarter focused on the PQ deep zone, the Red Wing zone and the Canadien zone.



4                         TVX GOLD INC.                  A FOUNDATION FOR GROWTH

STRATONI OPERATIONS - TVX HELLAS S.A.
SUMMARY STRATONI PRODUCTION (TVX GOLD, OPERATOR)

THREE MONTHS ENDED:           SEPTEMBER 30, 2002                          SEPTEMBER 30, 2001
-----------------------------------------------------------------------------------------------------
                 TONNES                                        TONNES
METAL            MILLED       GRADE   RECOVERY  PRODUCTION     MILLED     GRADE   RECOVERY PRODUCTION
-----------------------------------------------------------------------------------------------------
                 107,200                                       104,000
ZINC                            9.74%   90.7%      9,500 t                11.07      91.7%   10,600 t
LEAD                            7.84%   91.9%      7,700 t                 8.15      91.1%    7,700 t
SILVER                        211 g/t   87.0%   632,500 oz              208 g/t      86.6% 602,500 oz
-----------------------------------------------------------------------------------------------------

NINE MONTHS ENDED:            SEPTEMBER 30, 2002                          SEPTEMBER 30, 2001
---------------------------------------------------------------------------------------------------------
                 TONNES                                        TONNES
METAL            MILLED       GRADE   RECOVERY  PRODUCTION     MILLED     GRADE   RECOVERY     PRODUCTION
---------------------------------------------------------------------------------------------------------
                 291,700                                       262,200
ZINC                          9.52%    91.5%       25,400 t               10.66     89.8%        25,100 t
LEAD                          8.08%    91.9%       21,700 t                8.68     90.8%        20,700 t
SILVER                      216 g/t    87.2%   1,767,400 oz             214 g/t     86.6%    1,561,500 oz
---------------------------------------------------------------------------------------------------------

      The Stratoni operation continued to enjoy improvements in productivity during the third quarter 2002 with tonnage milled increasing 3% compared to the same period last year and 15% over the second quarter 2002. The improvements were the result of further underground mechanization combined with an increased number of production levels available following an intensive development campaign initiated early in 2002. Year-to-date milled throughput increased 11% over the same 2001 period.
      Zinc production decreased 10% during the third quarter 2002 whereas lead production was essentially unchanged compared to the same period 2001. Increased mill throughput was offset by lower base metal grades. The higher mill throughput combined with higher grades positively impacted silver production, increasing 5% to 0.63 million ounces as compared to third quarter 2001.
      The average LME cash price for lead was $431 per tonne for the third quarter 2002 (2001 - $470 per tonne) and $459 per tonne year-to-date (2001 - $475 per tonne). The average spot zinc price was $767 per tonne during the third quarter 2002 (2001 - $827 per tonne) and $781 per tonne year-to-date (2001 - $926 per tonne).

CAPITAL STOCK
      Effective June 30, 2002, the Company completed a common share consolidation on a 10 for one basis. As a result, share capital, share options and warrants, and earnings per share data prior to June 30, 2002, have been retroactively restated.
      As of November 14, 2002, the Company had the following outstanding common shares and outstanding options and warrants exercisable into common shares:

Common shares             43,145,008
Options                      906,695
Warrants                       8,000
------------------------------------
Total                     44,059,703
------------------------------------
------------------------------------


                                           2002 THIRD QUARTER REPORT           5

OTHER INCOME AND EXPENSES
      Corporate administration costs for the quarter of $1.9 million were essentially unchanged from the third quarter of 2001. On a year-to-date basis, administration costs of $4.7 million were lower by $2.1 million. These cost reductions were achieved at the TVX head office in Toronto and the TVX Newmont office in Rio.
      The transaction costs of $2.5 million included in the year-to-date expenses are associated with the TVX, Kinross and Echo Bay business combination.
      The lower interest income and expense figures in 2002 reflect reduced debt, lower interest rates as well as lower average cash balances.
      Historically, a major component of the "other" caption has been mark to market adjustments related to commodity contracts. In 2002, this amount is primarily comprised of a $1.7 million gain associated with the sale of residual rights in the Casa Berardi mine to Aurizon Mines Ltd.
      Minority interests and participation rights on the consolidated statements of operations represents the net earnings attributed to the TVX Newmont joint venture partner.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
      Consolidated cash and short-term investments amounted to $112.7 million at September 30, 2002, compared to $45.3 million at December 31, 2001. These figures exclude restricted cash of $9.1 million at September 30, 2002 ($16.6 million at December 31, 2001). During the third quarter, a pledge of $7.5 million of cash and cash equivalents relating to the Greek Olympias project was released. The Company's share of cash and short-term investments, after minority interests, was $102.0 million compared to $38.0 million at December 31, 2001. This increase of $64.0 million primarily results from an equity offering of 7,150,000 common shares at Cdn$10.50 per share for net proceeds of $46.5 million, which closed on April 12, 2002.
      At September 30, 2002, current and long-term debt was $2.3 million compared to $74.2 million at December 31, 2001. In June 2002, export loans relating to the Brazilia mine totaling $67.0 million were assigned to a Brazilian bank. Therefore, the debt and corresponding long-term cash deposits were removed from the consolidated balance sheet.
      Expenditures on mining property, plant and equipment are lower in the quarter as well as year-over-year primarily as a result of the cessation of expenditures on the Olympias project.
      Minority interest dividends represent dividends paid to Newmont, the minority shareholder in TVX Newmont, and the amount depends on the balance of surplus cash available for distribution by the TVX Newmont joint venture.

RISK FACTORS, OUTLOOK, FINANCIAL INSTRUMENTS AND ECONOMIC FACTORS
      These factors are essentially unchanged from those discussed in the Management's Discussion and Analysis for the year ended December 31, 2001.

RESTATEMENT AND RECLASSIFICATIONS
      The Company has restated its loss per share for the nine-month period ended September 30, 2001 from $0.50 to earnings per share of $2.13 and will restate its loss per share for the year ended December 31, 2001 from $12.41 per share to $10.58 per share.
      This results from the inclusion, for purposes of the loss per share calculation, of the increase in contributed surplus resulting from the settlement of the gold-linked convertible notes in the determination of the loss applicable to common shares (note 4). There has been no change in the amount reported as net income or loss for those periods or any other balances as a result of this restatement.


6                         TVX GOLD INC.                  A FOUNDATION FOR GROWTH

       In addition, money market investments, which, on acquisition, had a term to maturity of greater than three months have been reclassified to short-term investments resulting in an increase in short-term investments and a decrease in cash and cash equivalents at December 31, 2001 by $21,345 (2000 - $26,469; 1999 - $45,636). Additionally, restricted cash has been reclassified as a non-current asset resulting in a decrease in cash and cash equivalents and an increase in restricted cash at December 31, 2001 by $16,615 (2000 - $17,870; 1999 - $8,100). Accordingly, cash used for/provided by investing activities for the year ended December 31, 2001 decreased by $6,379 (2000 - $9,397; 1999 - (provided by) $53,736) in the consolidated statements of cash flows. Cash used for investing activities increased by $3,185 for the three months ended September 30, 2001 and decreased by $19,082 for the nine months ended September 30, 2001. There has been no change in cash provided by operating activities or cash used for/provided by financing activities or in the total of cash and short-term investments for any period.


       /s/ T. Sean Harvey
       -------------------------------------
       T. SEAN HARVEY
       PRESIDENT AND CHIEF EXECUTIVE OFFICER

       November 14, 2002




2002 THIRD QUARTER HIGHLIGHTS

(UNAUDITED)                                       THREE MONTHS ENDED               NINE MONTHS ENDED
(MILLIONS OF UNITED STATES DOLLARS,                  SEPTEMBER 30                      SEPTEMBER 30
EXCEPT PER SHARE AMOUNTS)                        2002            2001              2002             2001
---------------------------------------------------------------------------------------------------------
Revenue                                        $ 46.5          $ 40.1           $ 135.7          $ 199.3
Net earnings (loss)                            $  1.9          $ (1.1)          $   4.2          $   0.1
Less: Interest on convertible notes 1            --              (0.3)             --               (5.6)
      Amortization of issuance costs 1           --              --                --               (1.1)

                                               ----------------------------------------------------------
Adjusted earnings (loss)                       $  1.9          $ (1.4)          $   4.2          $  (6.6)
                                               ----------------------------------------------------------
Basic earnings per share 2                     $ 0.04          $ 1.02           $  0.11          $  2.13
Operating cash flow                            $ 13.2          $ 24.9           $  31.6          $  35.9
Operating cash flow per share 2                $ 0.31          $ 0.76           $  0.78          $  2.72

Common shares outstanding (MILLIONS)
   Weighted average 2                            43.1            32.6              40.3             13.2
   Period end 2                                  43.1            35.7              43.1             35.7

1 $250 million, 5% gold linked convertible notes, issued March 24, 1997 and converted to common shares during the third quarter of 2001
2 Restated to reflect a 10 old for 1 new share consolidation, which took effect
  June 30, 2002

                                           2002 THIRD QUARTER REPORT           7

CALCULATION OF CASH COSTS, PRODUCTION COSTS
AND REALIZED REVENUE AND RECONCILIATION TO THE
STATEMENTS OF OPERATIONS





      Cash costs, production costs and realized revenue are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles.


                                                       THREE MONTHS ENDED                      NINE MONTHS ENDED
(THOUSANDS OF UNITED STATES DOLLARS,                      SEPTEMBER 30                            SEPTEMBER 30
EXCEPT PER OUNCE FIGURES)                           2002                2001                2002                2001
--------------------------------------------------------------------------------------------------------------------
CASH COSTS
Total cost of sales                               29,356              25,839              89,569              79,922
Stratoni cost of sales                            (7,951)             (4,295)            (23,481)            (16,794)
--------------------------------------------------------------------------------------------------------------------
Cash cost of precious metal sales                 21,405              21,544              66,088              63,128
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Ounces sold (000'S) - consolidated                 121.3               122.5               356.3               357.3
Cash cost per ounce                            $     176           $     176           $     185           $     177

PRODUCTION COSTS
Total mine operating costs                        37,347              36,623             114,135             109,728
Stratoni mine operating cost                      (8,592)             (4,749)            (25,262)            (17,890)
--------------------------------------------------------------------------------------------------------------------
Production costs - precious metals                28,755              31,874              88,873              91,838
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Ounces sold (000'S) - consolidated                 121.3               122.5               356.3               357.3
Production cost per ounce                      $     237           $     260           $     249           $     257

REALIZED REVENUE
Total revenue                                     46,480              40,061             135,683             119,312
Stratoni revenue                                  (6,838)             (5,128)            (21,986)            (18,736)
--------------------------------------------------------------------------------------------------------------------
                                                  39,642              34,933             113,697             100,576
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Revenue - mine operations                         38,308              33,867             109,608              96,285
Revenue - hedging                                  1,334               1,066               4,089               4,291
--------------------------------------------------------------------------------------------------------------------
                                                  39,642              34,933             113,697             100,576
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Ounces sold (000'S) - consolidated                 121.3               122.5               356.3               357.3
Ounces sold (000'S) - TVX's share                   60.6                61.2               178.1               178.6
Revenue per ounce - mine operations 1          $     316           $     277           $     308           $     270
Revenue per ounce - hedging 2                         22                  17                  23                  24
--------------------------------------------------------------------------------------------------------------------
Total realized revenue per ounce               $     338           $     294           $     331           $     294

1 Revenue per ounce from mine operations is calculated by dividing revenue from mine operations by ounces sold on a consolidated basis.
2 Revenue per ounce from hedging activities is calculated by dividing revenue from hedging activities by ounces sold, based on TVX's share only.

     The above non-GAAP measures have been calculated on a consistent basis in each period.
     For reasons of comparability, cash costs, production costs and realized revenue do not include certain items such as mining property write-downs which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.
     Cash costs and production costs are calculated in accordance with "The Gold Institute Production Cost Standard". Cash costs, production costs and realized revenue may not be comparable to similarly titled measures of other companies.
     Cash costs, production costs and realized revenue are used by management to assess profitability and cash flow of individual operations as well as to compare to other precious metal producers.

8                         TVX GOLD INC.                  A FOUNDATION FOR GROWTH

TVX GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                 THREE MONTHS ENDED              NINE MONTHS ENDED
(THOUSANDS OF UNITED STATES DOLLARS,                SEPTEMBER 30                    SEPTEMBER 30
EXCEPT PER SHARE AMOUNTS)                       2002            2001            2002            2001
----------------------------------------------------------------------------------------------------
REVENUE                                    $  46,480       $  40,061       $ 135,683       $ 119,312

MINE OPERATING COSTS
Cost of sales                                 29,356          25,839          89,569          79,922
Depletion and depreciation                     7,991          10,784          24,566          29,806
----------------------------------------------------------------------------------------------------
                                              37,347          36,623         114,135         109,728
----------------------------------------------------------------------------------------------------

EARNINGS FROM OPERATIONS
   BEFORE THE UNDERNOTED                       9,133           3,438          21,548           9,584
----------------------------------------------------------------------------------------------------

OTHER EXPENSES (INCOME)
Corporate administration                       1,927           1,916           4,748           6,854
Interest expense                                 157             989             551           3,214
Exploration                                      986             357           2,708           2,492
Transaction costs                                592            --             2,478            --
Foreign exchange loss                          1,064           2,342           3,693           4,199
Interest income                                 (750)         (1,293)         (3,091)         (4,978)
Other, net                                    (1,103)            932          (2,785)            178
----------------------------------------------------------------------------------------------------
                                               2,873           5,243           8,302          11,959
----------------------------------------------------------------------------------------------------


Earnings (loss) before the undernoted          6,260          (1,805)         13,246          (2,375)
Income taxes                                   1,421           2,368           2,441           1,410
Minority interests and
   participation rights (NOTE 8)               2,911          (3,063)          6,568          (3,864)
----------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS)                        $   1,928       $  (1,110)      $   4,237       $      79
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
(RESTATED - NOTE 4)                        $    0.04       $    1.02       $    0.11       $    2.13
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
DILUTED EARNINGS
   PER SHARE (RESTATED - NOTE 4)           $    0.04       $    1.02       $    0.10       $    2.13
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


TVX GOLD INC.
CONSOLIDATED STATEMENTS OF DEFICIT
(UNAUDITED)

                                              THREE MONTHS ENDED              NINE MONTHS ENDED
                                                 SEPTEMBER 30                    SEPTEMBER 30
(THOUSANDS OF UNITED STATES DOLLARS)       2002               2001          2002           2001
-------------------------------------------------------------------------------------------------
Deficit, beginning of period            $(454,122)      $(226,981)      $(456,431)      $(221,837)

Net earnings (loss) for the period          1,928          (1,110)          4,237              79
Accretion of convertible notes               --              (333)           --            (6,666)
-------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                  $(452,194)      $(228,424)      $(452,194)      $(228,424)
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

                                           2002 THIRD QUARTER REPORT           9

TVX GOLD INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(THOUSANDS OF UNITED STATES DOLLARS)        SEPTEMBER 30, 2002   DECEMBER 31, 2001
----------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $ 108,472           $  16,568
Short-term investments                                   4,187              28,740
Accounts receivable                                     22,376              25,739
Inventories                                             21,184              24,299
----------------------------------------------------------------------------------
                                                       156,219              95,346

MINING PROPERTY, PLANT AND EQUIPMENT                   227,069             237,262
RESTRICTED CASH                                          9,121              16,615
EXPORT PREPAYMENT CONTRACTS (NOTE 6)                      --                66,983
DEFERRED CHARGES                                         4,980                 182
DEFERRED INCOME TAXES                                   12,262              12,473
OTHER ASSETS                                            23,433              29,434
----------------------------------------------------------------------------------
                                                     $ 433,084           $ 458,295
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities             $  25,582           $  28,266
Current portion of long-term debt                        2,250              15,401
Current portion of deferred revenue                      6,131               5,332
----------------------------------------------------------------------------------
                                                        33,963              48,999

LONG-TERM DEBT                                            --                58,832
OTHER LIABILITIES                                       23,665              22,943
DEFERRED INCOME TAXES                                   20,123              20,948
----------------------------------------------------------------------------------
                                                        77,751             151,722

MINORITY INTERESTS AND PARTICIPATION RIGHTS            129,756             132,088
----------------------------------------------------------------------------------
                                                       207,507             283,810
----------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                          641,516             594,661
CONTRIBUTED SURPLUS                                     36,255              36,255
DEFICIT                                               (452,194)           (456,431)
----------------------------------------------------------------------------------
                                                       225,577             174,485
----------------------------------------------------------------------------------
                                                     $ 433,084           $ 458,295
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

10                        TVX GOLD INC.                  A FOUNDATION FOR GROWTH

TVX GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                     SEPTEMBER 30                    SEPTEMBER 30
(THOUSANDS OF UNITED STATES DOLLARS)             2002            2001            2002            2001
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings (loss)                         $   1,928       $  (1,110)      $   4,237       $      79
Non-cash items:
   Depletion and depreciation                   7,991          10,784          24,566          29,806
   Gain on sale of other assets                  (373)           --            (1,675)           --
   Deferred income taxes                         (216)         (3,517)           (605)         (5,220)
   Minority interests and
      participation rights                      2,911          (3,063)          6,568          (3,864)
   Other                                         (478)          1,748             497           1,583
   Deferred revenue                            (1,334)         (1,922)         (3,999)         (4,596)
Net proceeds from hedge book
   restructuring                                 --            16,801            --            16,801
-----------------------------------------------------------------------------------------------------
                                               10,429          19,721          29,589          34,589
Change in working capital                       2,776           5,157           1,982           1,340
-----------------------------------------------------------------------------------------------------
Cash provided by operating activities          13,205          24,878          31,571          35,929
-----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Mining property, plant and equipment           (4,110)         (7,623)        (12,898)        (20,615)
Decrease (increase) in restricted cash          7,499          (1,270)          7,494          (2,140)
Purchase of short-term investments             (2,281)        (19,193)        (28,748)        (37,949)
Sales and maturities of short-term
   investments                                 10,477          12,323          53,301          74,132
Payment of receivable from
   High River Gold Mines Ltd.                     179           1,168           2,794           1,999
Export prepayment contracts                      --              --              --           (25,848)
Proceeds from sale of other assets                618            --             4,495            --
Other                                           1,005             948             940            (142)
-----------------------------------------------------------------------------------------------------
Cash provided by (used for)
investing activities                           13,387         (13,647)         27,378         (10,563)
-----------------------------------------------------------------------------------------------------


FINANCING ACTIVITIES
Gold-linked convertible notes                    --            (3,568)           --            (9,173)
Common shares                                     363          (2,234)         46,855          (2,234)
Minority interest dividends                    (5,400)           --            (8,900)        (16,916)
Debenture payable                                --              --              --           (26,855)
Long-term debt                                 (3,000)        (19,880)         (5,000)            474
-----------------------------------------------------------------------------------------------------
Cash provided by (used for)
   financing activities                        (8,037)        (25,682)         32,955         (54,704)
-----------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                        18,555         (14,451)         91,904         (29,338)
Cash and cash equivalents,
   beginning of period                         89,917          34,409          16,568          49,296
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                            $ 108,472       $  19,958       $ 108,472       $  19,958
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                           2002 THIRD QUARTER REPORT          11

TVX GOLD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 2002

(UNITED STATES DOLLARS, UNLESS OTHERWISE STATED. ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE
AMOUNTS)

1.    BASIS OF PRESENTATION
      These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("GAAP") for interim financial information. Accordingly, these interim consolidated financial statements do not include all information and note disclosures required under GAAP and they should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2001. The interim financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual financial statements except for the adoption of new standards described in note 3.

2.    BUSINESS COMBINATION
      During the second quarter, the Company, Kinross Gold Corporation and Echo Bay Mines Ltd. entered into an agreement to combine their respective companies while concurrently acquiring Newmont's interest in the TVX Newmont joint venture. The combination is subject to regulatory and shareholder approval. TVX shareholders will receive 6.5 shares of Kinross for every common share of TVX that they hold at the time of the final approval of the combination. Similar to other transactions of this nature the Company could be subject to break fees of up to Cdn$28 million and other transaction expenses should the transaction not close.
      As a result of the United States Securities and Exchange Commission's ongoing review of the Echo Bay preliminary proxy statement filed with the Commission, the companies will not be able to finalize and mail their proxy statements in time for the companies to hold their special meetings for the purpose of considering the combination in advance of November 30, 2002, the termination date specified in the Combination Agreement. The parties are discussing amending the Combination Agreement to extend the termination date, with a view to holding special meetings not later than January 2003.

3.    CHANGES IN ACCOUNTING POLICIES
      Effective January 1, 2002, the Company adopted a new accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to disclose pro forma net earnings and earnings per share data for options granted after January 1, 2002. Therefore, there is no effect of adopting this standard on the Company's results of operations and financial position.
      Also, effective January 1, 2002, the Company adopted retroactively a new CICA accounting standard in respect of foreign currency translation that eliminates the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life. There is no impact on the Company's results of operations and financial position as a result of adoption of this new standard.

12                        TVX GOLD INC.                  A FOUNDATION FOR GROWTH

4.    COMMON SHARES AND EARNINGS PER SHARE
      Basic earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the earnings applicable to common shares for the period by the weighted average number of common shares outstanding had potentially dilutive common shares been issued.
      Effective June 30, 2002, the Company consolidated its common shares on a ten (10) old for one (1) new basis. All earnings per share, share capital, share options and warrant data in the consolidated financial statements have been restated to reflect the share consolidation.
      The number of common shares outstanding at September 30, 2002 was 43,145,008 (December 31, 2001 - 35,722,353).
      At September 30, 2002, the Company had 906,695 stock options and 8,000 warrants outstanding.
      Basic earnings per share is computed as follows:

                                                THREE MONTH PERIOD           NINE MONTH PERIOD
                                                ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                2002          2001           2002          2001
-----------------------------------------------------------------------------------------------
                                                          RESTATED                     RESTATED
BASIC EARNINGS PER SHARE
   Net earnings (loss)                      $  1,928      $ (1,110)      $  4,237      $     79
   Increase from the settlement of the
      Gold-linked convertible Notes             --          34,729           --          34,729
   Interest accretion on
      Gold-linked convertible Notes             --            (278)          --          (5,559)
   Amortization of issuance costs               --             (55)          --          (1,107)
-----------------------------------------------------------------------------------------------
   Net earnings applicable to
      common shares                         $  1,928      $ 33,286       $  4,237      $ 28,142
-----------------------------------------------------------------------------------------------
   Weighted average common shares
      outstanding (000'S)                     43,120        32,577         40,316        13,229
-----------------------------------------------------------------------------------------------
   Basic earnings per common share 1        $   0.04      $   1.02       $   0.11      $   2.13
-----------------------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE
   Net earnings applicable to common
      shares, assuming dilution             $  1,928      $ 33,286       $  4,237      $ 28,142
-----------------------------------------------------------------------------------------------
   Weighted average common shares
      outstanding (000'S)                     43,120        32,577         40,316        13,229
   Dilutive effect of stock options              544          --              421          --
-----------------------------------------------------------------------------------------------
                                              43,664        32,577         40,737        13,229
-----------------------------------------------------------------------------------------------
   Diluted earnings per common share 1      $   0.04      $   1.02       $   0.10      $   2.13
-----------------------------------------------------------------------------------------------

1 The Company has restated its earnings (loss) per share for the nine-month period ended September 30, 2001 from $(0.50) per share to $2.13 per share (three-months ended September 30, 2001 from $(0.04) to $1.02) to include, for the purposes of the loss per share calculation, the increase in contributed surplus resulting from the settlement of the gold-linked notes, described in
  Note 9 to the consolidated financial statements for the year ended December 31, 2001, in the determination of the loss applicable to common shares. There has been no change in the amount reported as loss for the year ended December 31, 2001 and the periods ended September 30, 2001.

                                           2002 THIRD QUARTER REPORT          13

5.    COMMITMENTS AND CONTINGENCIES

      A) ALPHA GROUP LITIGATION
      The Ontario Court (General Division) issued its judgement in connection with the claim against TVX Gold Inc. (TVX) by three individuals (collectively the "Alpha Group") on October 14, 1998 relating to TVX's interest in the Hellenic Gold mining assets in Greece (the "Hellenic Gold Assets").
      The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and a right to acquire a further 12% participating interest in the Hellenic Gold Assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross-appeal.
      Subsequent to the trial decision, the Company received notification of two actions commenced by 1235866 Ontario Inc. ("1235866") the successor to Curragh Inc. ("Curragh"), Mineral Services Limited ("Mineral") and Curragh Limited ("Curragh Ltd.") against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against the Company for an interest in the Hellenic Gold Assets.
      On July 28, 1999, the Company entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of the Company's interest in the Hellenic Gold Assets. 1235866 agreed not to pursue any claim against the Company for an interest in the Hellenic Gold Assets beyond the interest which had been awarded to the Alpha Group. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement (being an economic interest) and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by the Company and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Assets up to the date of the exercise.
      The Company's appeal, the Alpha Group cross-appeal and the 1235866 motion were all heard on February 17, 18 and 25, 2000. By judgement released on June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, essentially upheld the trial decision, rejected the Alpha Group cross-appeal and denied the 1235866 motion for a new trial. 1235866 continues its separate action against the Alpha Group.
      TVX and the Alpha Group have been unable to agree on the definition and application of the interests awarded in the trial judgement. Accordingly, in June, 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. At this time, TVX is unable to determine the impact, if any, of an adverse result.

      B) LITIGATION IN GREECE
      On March 1, 2002, the Conseil d'Etat, the Greek Supreme Court, issued its judgement, which annulled the purportedly valid permits issued by the Greek Government to TVX Hellas with respect to the Olympias project. Given the Court decision prohibiting the development, the Company is reviewing all of its options, including possible legal actions, in an attempt to recover its investments in Greece. As a result of the judgement, the Company wrote off the carrying value of Olympias during 2001.
      On February 15, 2002, a new mining permit, allowing for the continuation of mining beneath the village of Stratoniki was issued to TVX Hellas. A local action group filed a Petition of Annulment against the Greek Government to have the new permit annulled. This action was heard on June 7, 2002 and the Court has not yet released a decision. At this time, TVX is unable to determine the impact, if any, of an adverse result.

14                        TVX GOLD INC.                  A FOUNDATION FOR GROWTH

      C) HELLENIC GOLD COMMITMENTS
      Pursuant to the acquisition contract of the Hellenic Gold assets in 1995 the Company has the obligation to fulfill the following: (1) Gold Plant Guarantee - the Company is obligated to construct a gold plant within two years from receiving all applicable licenses, which may be extended by a further eight months under certain circumstances. The Company pledged $7.5 million to satisfy a GRD2.6 billion guarantee; (2) employment must be offered by the construction contractor to 150 former employees of Hellenic Gold for a period of 18 months, during the construction of the gold plant; (3) the Company is also obligated to employ at least 477 employees for a period of 10 years to maintain its eligibility for government grants. In August 2002, the Greek government returned the letter of guarantee to the Company in connection with the commitment to construct a gold plant at Olympias. As a result, the $7.5 million pledge was released.

      D) BRASILIA MINE
      A legal action has been commenced with RTZ Brazil regarding the interpretation of the Shareholders Agreement governing the Brasilia mine. RTZ Brazil alleges that rights of first refusal were triggered by the TVX Normandy transaction in 1999 and by the resignation of TVX's former Chairman and Chief Executive Officer in 2001. RTZ Brazil has purported to terminate the Shareholders Agreement. The TVX Newmont entity (formerly TVX Normandy), does not agree with the interpretation and was successful in bringing an injunction against RTZ Brazil, preventing the Shareholders Agreement from being terminated and preserving the status quo until the actual dispute is heard and ultimately decided. At this time, TVX is unable to determine the impact, if any, of an adverse result.

 6.   EXPORT PREPAYMENT CONTRACTS
      During June 2002, under an Amended and Restated Debt Assumption Agreement, long-term debt in an amount of $66,983 was legally extinguished. Consequently, the debt and the related export prepayment contract balances were removed from the consolidated balance sheet in a non-cash transaction.

                                           2002 THIRD QUARTER REPORT          15

 7.   SEGMENTED INFORMATION

      FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2002

                                                                   MUSSEL-        NEW   STRATONI   GREECE
                                 LA COIPA   BRASILIA     CRIXAS      WHITE  BRITANNIA OPERATIONS DEVELOP-  CORPORATE/
                                    CHILE     BRAZIL     BRAZIL     CANADA     CANADA     GREECE     MENT      OTHERS      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            11,112     10,280      7,785      4,518      4,613     6,838       --        1,334     46,480
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                       8,211      4,403      2,275      3,571      2,945     7,951       --         --       29,356
Depletion and depreciation          2,935      1,640      1,367        259      1,129       641       --           20      7,991
--------------------------------------------------------------------------------------------------------------------------------
                                   11,146      6,043      3,642      3,830      4,074     8,592       --           20     37,347
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations
   before the undernoted              (34)     4,237      4,143        688        539    (1,754)      --        1,314      9,133
--------------------------------------------------------------------------------------------------------------------------------
Corporate administration             --         --         --         --         --        --         --        1,927      1,927
Interest expense                       35         45         44       --         --        --         --           33        157
Exploration                           206       --          225        158        239      --         --          158        986
Transaction costs                    --         --         --         --         --        --         --          592        592
Foreign exchange (gain) loss         (283)     2,644       (149)       424         35      --         --       (1,607)     1,064
Interest income                        (9)      (103)      (126)       (13)      --        --         --         (499)      (750)
Other, net                            (52)         1         79         14       --        --         --       (1,145)    (1,103)
--------------------------------------------------------------------------------------------------------------------------------
                                     (103)     2,587         73        583        274      --         --         (541)     2,873
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
   the undernoted                      69      1,650      4,070        105        265    (1,754)      --        1,855      6,260
Income taxes (recovery)               474       (174)       275       --         --        --         --          846      1,421
Minority interests and
   participation rights              (202)       912      1,897         53        133      --         --          118      2,911
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                  (203)       912      1,898         52        132    (1,754)      --          891      1,928
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Mining property, plant and
   equipment expenditures             686        934        404        866        426       794       --         --        4,110

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2001

                                                                   MUSSEL-        NEW   STRATONI  GREECE
                                 LA COIPA    BRASILIA    CRIXAS      WHITE  BRITANNIA OPERATIONS DEVELOP- CORPORATE/
                                    CHILE      BRAZIL    BRAZIL     CANADA     CANADA     GREECE    MENT      OTHERS      TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Revenue                            10,953      6,352      6,977      5,292      4,293      5,128      --       1,066     40,061
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                       7,841      4,477      2,537      3,928      2,761      4,295      --        --       25,839
Depletion and depreciation          3,985      1,744      1,257      1,788      1,533        454      --          23     10,784
-------------------------------------------------------------------------------------------------------------------------------
                                   11,826      6,221      3,794      5,716      4,294      4,749      --          23     36,623
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations
before the undernoted                (873)       131      3,183       (424)        (1)       379      --       1,043      3,438
-------------------------------------------------------------------------------------------------------------------------------
Corporate administration             --         --         --         --         --         --        --       1,916      1,916
Interest expense                       69        564         92       --         --         --        --         264        989
Exploration                            73       --           22         30        170       --        --          62        357
Foreign exchange (gain) loss         --        1,990        667         83        (37)      --        --        (361)     2,342
Interest income                        (3)      (145)      (392)       (27)      --         --        --        (726)    (1,293)
Other, net                            183          2         11          1       --         --        --         735        932
-------------------------------------------------------------------------------------------------------------------------------
                                      322      2,411        400         87        133       --        --       1,890      5,243
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes       (1,195)    (2,280)     2,783       (511)      (134)       379      --        (847)    (1,805)
Income taxes (recovery)               (68)       744        353       --         --         --        --       1,339      2,368
Minority interests and
   participation rights              (563)    (1,512)     1,215       (256)       (67)      --        --      (1,880)    (3,063)
-------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                  (564)    (1,512)     1,215       (255)       (67)       379      --        (306)    (1,110)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mining property, plant and
   equipment expenditures             883        504        938      1,518        287        879     2,529        85      7,623

16                        TVX GOLD INC.                  A FOUNDATION FOR GROWTH

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

                                                                   MUSSEL-        NEW   STRATONI   GREECE
                                 LA COIPA   BRASILIA     CRIXAS      WHITE  BRITANNIA OPERATIONS DEVELOP-  CORPORATE/
                                    CHILE     BRAZIL     BRAZIL     CANADA     CANADA     GREECE     MENT      OTHERS      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Revenue                            32,700     26,524     22,379     13,917     14,088     21,986       --       4,089    135,683
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                      25,052     13,977      7,544     10,579      8,936     23,481       --        --       89,569
Depletion and depreciation          8,964      4,480      3,861      2,455      2,961      1,781       --          64     24,566
--------------------------------------------------------------------------------------------------------------------------------
                                   34,016     18,457     11,405     13,034     11,897     25,262       --          64    114,135
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations
   before the undernoted           (1,316)     8,067     10,974        883      2,191     (3,276)      --       4,025     21,548
--------------------------------------------------------------------------------------------------------------------------------
Corporate administration             --         --         --         --         --         --         --       4,748      4,748
Interest expense                      146        137        192       --         --         --         --          76        551
Exploration                           347       --          368        613        800       --         --         580      2,708
Transaction costs                    --         --         --         --         --         --         --       2,478      2,478
Foreign exchange (gain) loss         (456)     5,100        311        324        (28)       707       --      (2,265)     3,693
Interest income                       (20)    (1,213)      (524)       (28)      --         --         --      (1,306)    (3,091)
Other, net                           (141)       (12)        81         24       --         --         --      (2,737)    (2,785)
--------------------------------------------------------------------------------------------------------------------------------
                                     (124)     4,012        428        933        772        707       --       1,574      8,302
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
   the undernoted                  (1,192)     4,055     10,546        (50)     1,419     (3,983)      --       2,451     13,246
Income taxes (recovery)               556       (471)       992       --         --         --         --       1,364      2,441
Minority interests and
   participation rights              (874)     2,263      4,777        (25)       710       --         --        (283)     6,568
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                  (874)     2,263      4,777        (25)       709     (3,983)      --       1,370      4,237
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents           4,021      1,032      4,962        364         34        618       --      97,441    108,472
Mining property, plant and
   equipment expenditures           1,965      1,874      2,530      3,802      1,199      1,513       --          15     12,898
Mining property, plant
   and equipment                   65,725     62,156     24,387     47,583      7,849      4,218     15,000       151    227,069
Total assets                       77,626     78,867     33,431     51,309     10,929     13,493     15,000   152,429    433,084

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

                                                                   MUSSEL-        NEW   STRATONI   GREECE
                                 LA COIPA   BRASILIA     CRIXAS      WHITE  BRITANNIA OPERATIONS DEVELOP- CORPORATE/
                                    CHILE     BRAZIL     BRAZIL     CANADA     CANADA    GREECE      MENT     OTHERS      TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Revenue                            29,699     19,202     20,305     15,160     11,919     18,736      --       4,291    119,312
-------------------------------------------------------------------------------------------------------------------------------
Cost of sales                      22,538     13,561      8,024     10,815      8,190     16,794      --        --       79,922
Depletion and depreciation         10,768      5,078      3,725      4,514      4,457      1,096      --         168     29,806
-------------------------------------------------------------------------------------------------------------------------------
                                   33,306     18,639     11,749     15,329     12,647     17,890      --         168    109,728
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations
   before the undernoted           (3,607)       563      8,556       (169)      (728)       846      --       4,123      9,584
-------------------------------------------------------------------------------------------------------------------------------
Corporate administration             --         --         --         --         --         --        --       6,854      6,854
Interest expense                      267        564        417       --         --         --        --       1,966      3,214
Exploration                           278       --           70        441        348       --        --       1,355      2,492
Foreign exchange (gain) loss         --        3,715      1,391        101         48       --        --      (1,056)     4,199
Interest income                       (17)    (1,410)      (805)       (42)      --         --        --      (2,704)    (4,978)
Other, net                            635         (2)         7          1       --         --        --        (463)       178
-------------------------------------------------------------------------------------------------------------------------------
                                    1,163      2,867      1,080        501        396       --        --       5,952     11,959
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes       (4,770)    (2,304)     7,476       (670)    (1,124)       846      --      (1,829)    (2,375)
Income taxes (recovery)              (358)      (525)       979       --         --         --        --       1,314      1,410
Minority interests and
   participation rights            (2,206)      (890)     3,249       (335)      (562)      --        --      (3,120)    (3,864)
-------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                (2,206)      (889)     3,248       (335)      (562)       846      --         (23)        79
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mining property, plant and
   equipment expenditures           5,294      1,468      2,094      2,615      1,021      2,792     5,243        88     20,615

                                           2002 THIRD QUARTER REPORT          17

GEOGRAPHIC SEGMENTS ARE AS FOLLOWS:

                                 THREE MONTH PERIOD           NINE MONTH PERIOD
                                 ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                  2002          2001          2002          2001
--------------------------------------------------------------------------------
REVENUE
   Canada                     $ 10,465      $ 10,651      $ 32,094      $ 31,370
   Chile                        11,112        10,953        32,700        29,699
   Brazil                       18,065        13,329        48,903        39,507
   Greece                        6,838         5,128        21,986        18,736
--------------------------------------------------------------------------------
                              $ 46,480      $ 40,061      $135,683      $119,312
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                             SEPTEMBER 30,      DECEMBER 31,
                                                      2002              2001
IDENTIFIABLE ASSETS
   Canada                                         $102,762          $108,576
   Chile                                            82,205            88,430
   Brazil                                          115,117           188,148
   Greece                                           36,978            37,475
   Others                                           96,022            35,666
----------------------------------------------------------------------------
                                                  $433,084          $458,295
----------------------------------------------------------------------------
----------------------------------------------------------------------------

 8. SUPPLEMENTARY INFORMATION ON MINORITY INTERESTS AND
    PARTICIPATION RIGHTS

                                     THREE MONTH PERIOD                    NINE MONTH PERIOD
                                     ENDED SEPTEMBER 30,                  ENDED SEPTEMBER 30,
                                    2002              2001               2002              2001
-----------------------------------------------------------------------------------------------
Revenue                         $ 19,821          $ 17,467           $ 56,849          $ 50,288
Mine Operating Costs              14,698            16,164             45,327            46,467
Other expenses                     2,212             4,366              4,954             7,685
-----------------------------------------------------------------------------------------------
Minority interests and
   participation rights         $  2,911          $ (3,063)          $  6,568          $ (3,864)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


 9.   COMPARATIVE FIGURES
      Certain comparative figures have been reclassified to conform to the presentation used in the current year.

18                        TVX GOLD INC.                  A FOUNDATION FOR GROWTH

                                           2002 THIRD QUARTER REPORT          19

TVX GOLD INC.
220 Bay Street, Suite 1200 Toronto, Ontario Canada M5J 2W4           [LOGO]
Telephone: 416 366 8160 Fax: 416 366 8163

INVESTOR CONTACT
Toll Free (in North America)
1 877 TVX GOLD (889 4653)
E-Mail: info@tvxgold.com

CARL HANSEN
INVESTOR RELATIONS MANAGER
TEL: 416 941 0119
cbhansen@tvxgold.com

TRACEY THOM
INVESTOR RELATIONS COORDINATOR
TEL: 416 941 0134
tthom@tvxgold.com


INTERNET WEBSITE
www.tvxgold.com


STOCK SYMBOL: EXCHANGE
TVX: TSX
TVX: NYSE


ALL DOLLAR FIGURES ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE STATED.

FORWARD LOOKING STATEMENTS
SOME STATEMENTS IN THIS REPORT CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS AND CONDITIONS AND, AS SUCH, INVOLVE INHERENT RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD BE SIGNIFICANTLY DIFFERENT FROM THOSE PROJECTED.

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TVX GOLD INC.



                                         By: ___________________________________
                                             R. Gregory Laing
                                             General Counsel, Vice President
                                             and Corporate Secretary

Dated: November 25, 2002


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